SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                      Universal Security Instruments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913821 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
     One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box:|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-------------------------                      ---------------------------------
CUSIP No.   913821 30 2           13D          Page     2     of       5   Pages
          ---------------                           ---------    -------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Ronald S. Lazarus
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             |_|
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------- ------ ---------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES
 BENEFICIALLY OWNED          70,332
         BY           ------ ---------------------------------------------------
   EACH REPORTING     8      SHARED VOTING POWER
    PERSON WITH
                             0
                      ------ ---------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             70,332
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   70,332
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.99%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                   IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.     Security and Issuer.

            This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Universal Security Instruments, Inc. (the "Issuer"), 7-A Gwynns Mill Court, Owings Mills, Maryland 21117. All Share figures and option exercise prices in this statement have been adjusted to reflect the Issuer's stock dividend issued on April 5, 2004.

Item 2.     Identity and Background.

            (a) The name of the Reporting Person is Ronald S. Lazarus (the "Reporting Person").

            (b) The Reporting Person's business address is 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

            (c) The Reporting Person is president of a subsidiary of the Issuer, USI Electric, Inc.

            (d) No.

            (e) No.

            (f) The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Reporting Person acquired the Shares covered by this statement and Shares previously reported in earlier statements but sold since the dates of such earlier statements with an aggregate of $97,000 in personal funds. Of the Shares originally reported, 86,167 were purchased by the Reporting Person from the Issuer or on the market from time to time. The balance of the Shares covered by this statement were issued as stock dividends or may be acquired by the Reporting Person pursuant to options granted by the Issuer exercisable within 60 days from the date hereof.

Item 4.     Purpose of Transaction.

            The Reporting Person has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer.

            The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person's stock ownership);

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   Any action similar to any of those enumerated above.

            Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

Item 5.     Interest in Securities of the Issuer.

            (a) The Reporting Person is the beneficial owner of 70,332 Shares which the Reporting Person has a right to acquire pursuant to outstanding options exercisable within 60 days from the date hereof, representing 3.99% of the class of securities covered by this statement.

            (b) The Reporting Person has sole voting and dispositive power with respect to the 70,332 which may be acquired upon exercise of options.

            (c) On February 16, 2006, the Reporting Person sold on the open market the following Shares at the following gross sales prices per Share:

         Shares           Price               Shares                    Price
         ------           -----               ------                    -----
           200            $19.22                200                     $19.40
         1,800            $19.20                365                     $20.43
           400            $19.24                400                     $19.00
           600            $19.25                400                     $19.21
           700            $19.49                900                     $18.86
         1,000            $19.12              1,000                     $19.20
         1,000            $19.30              1,000                     $19.22
         1,000            $19.50              1,100                     $20.41
         1,300            $19.20              1,200                     $18.90
         2,000            $19.11              1,800                     $19.20
         2,000            $19.15              2,000                     $18.50
         2,000            $19.20              2,000                     $18.85
           100            $18.88              2,000                     $19.29

            (d) Not applicable.

            (e) On February 16, 2006, the Reporting Person ceased to be the beneficial owner of 5% of the class of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On March 8, 2002, the Issuer confirmed the February 7, 2002 grant of options to the Reporting Person to acquire 26,666 Shares at an exercise price of $2.25 per Share, and 13,333 Shares at an exercise price of $1.76 per Share, all of which are currently exercisable. On September 6, 2002, the Issuer granted options to the Reporting Person to acquire 25,333 Shares at an exercise price of $5.40 per Share, all of which are currently exercisable. On March 23, 2005, the Issuer granted options to the Reporting Person to acquire 5,000 Shares at an exercise price of $15.02 per Share, all of which are currently exercisable.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 20, 2006


                                                     /s/ Ronald S. Lazarus
                                                     ---------------------------
                                                     Ronald S. Lazarus